

December 18, 2023

Pamela D. Johnson
Chief Financial Officer
OppFi Inc.
130 E. Randolph Street
Suite 3400
Chicago, Illinois 60601

> **Re: OppFi Inc.**
> **Post-Effective Amendment No. 4 to Registration Statement on Form S-3**
> **File December 7, 2023**
> **File No. 333-258698**

Dear Pamela D. Johnson:

We have reviewed your post-effective amendment and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 4 to Form S-1 on Form S-3 filed December 7, 2023

General

1. We note your response to prior comment 2 and your disclosure in footnote 5 to the table on page 5 that you are unable to quantify the actual consideration paid by each holder of Retained OppFi Units for their ownership interest in OppFi-LLC and thus are unable to calculate the potential profit per share or a potential loss per share based on illustrative market price. Please quantify the consideration paid for the 33,788,494 shares held by TGS Capital Group, LP, and 33,764,382 shares held by LTHS Capital Group LP, and disclose the potential profit that Todd G. Schwartz and Theodore Schwartz could earn based on the current trading prices for the shares they beneficially own via these entities.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance